Filed by MCG Capital Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: MCG Capital Corporation (Registration Statement No. 333-204272) MCG Capital Corporation PRESS RELEASE 1001 19th Street North 10th Floor Contact: Scott Walker Arlington, VA 22209 (703) 247-7559 (703) 247-7500 SWalker@MCGCapital.com (866) 774-4951 (FAX) MCGCapital.com FOR IMMEDIATE RELEASE MCG Capital Corporation Revises Investor Presentation in Response to Falcone and Harbinger Litigation Threat ARLINGTON, VA – June 3, 2015 – MCG Capital Corporation (NASDAQ: MCGC) announced today that in response to a letter from counsel to Philip Falcone and Harbinger Capital Partners LLC, it yesterday filed a revised investor presentation discussing in detail the material factors considered by MCG’s Board of Directors in determining that the proposal made by HC2 Holdings, Inc. on May 19, 2015 does not constitute, and is not reasonably likely to lead to, a superior proposal under MCG’s existing merger agreement with PennantPark Floating Rate Capital Ltd. (NASDAQ: PFLT). Copies of the correspondence with Mr. Falcone and Harbinger Capital Partners LLC’s counsel are attached to this press release. About MCG Capital Corporation MCG Capital Corporation is a solutions-focused commercial finance company providing capital and advisory services to lower middle-market companies throughout the United States. Its investment objective is to achieve attractive returns by generating current income and capital gains on its investments. Its capital is generally used by its portfolio companies to finance acquisitions, recapitalizations, buyouts, organic growth, working capital and other general corporate purposes. Forward-Looking Statements This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events, performance or financial condition of PFLT, MCGC and the combined company, management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including the ability of the parties to consummate the transaction described in this press release on the expected timeline (or at all), the failure of PFLT or MCGC stockholders to approve the proposed merger, the ability to realize the anticipated benefits of the transaction, the effects of disruption on the companies’ business from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of the common stock of PFLT or MCGC, the combined company’s plans, expectations, objectives and intentions, the proposal made by HC2 Holdings, Inc. or any other alternative proposed transactions and any potential termination of the merger agreement, the actions of MCG stockholders with respect to any proposed transactions, and the other factors described from time to time in the companies’ filings with the Securities and Exchange Commission. MCGC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release. Important Additional Information and Where to Find It This communication is being made in respect of the proposed business combination involving PFLT and MCGC. In connection with the proposed transaction, PFLT has filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of PFLT and MCGC and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of PFLT and MCGC. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCGC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY

BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by each of PFLT and MCGC through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained on PFLT’s website at www.pennantpark.com or on MCGC’s website at www.mcgcapital.com. PFLT and MCGC and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of PFLT and MCGC in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCGC stockholders in connection with the proposed acquisition, PFLT’s executive officers and directors and MCGC’s executive officers and directors is set forth in the Registration Statement on Form N-14, filed with the SEC on May 18, 2015. You can obtain free copies of these documents from PFLT and MCGC in the manner set forth above. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities will be filed with the Securities and Exchange Commission, and the securities may not be sold until the registration statement becomes effective. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities. #####

WACHTELL, LIPTON, RosEN & KATZ MARTIN L IPTON HERBERT M. WACHTELL PAUL VIZCARRONDO. JR. PETER C . HEIN HAROLD S . NOVIKOFF MEYER G . KOPLOW TH EODORE N. MIRVIS EDWARD D . HERLIHY DAN IE L A . NEFF A NDREW R . BROWNSTEIN M I CHAE L H . BYOWITZ PAULK . ROWE MARC WOLINSKY DAVID GRUENSTEIN STEVEN A . ROSENBLUM STEPH A N I E J . SELIGMAN J OHN F . SAVARESE SCOTT K . CHARLES JODI J . SCHWARTZ ADAM 0 . EMMER ICH GEORGE T . CONWA Y Ill RALPH M . LEVENE RICHARD G. MASON M ICHAEL J. SEGAL DAVID M SILK ROBIN PANOVKA DAVID A . KATZ ILENE KNABLE GOTTS DAVID M MURPHY JEFFREY M . WINTNER TREVOR S. NORWITZ BEN M . GERMANA ANDREW J. NUSSBAUM RACHELLE SILVERBERG STEVEN A. COHEN DEBORAH L. PAUL DAVID C . KARP RICHARD K. KIM JOSHUA R. CAM MAKER MARK GORDON JOSEPH D. LARSON LAWRENCE S. MAKOW 51 WEST 52ND STREET NEW Y 0 R K , N.Y . I 0 0 I 9-6 I 50 TELEPHONE : <212) 403- 1000 FACSIMILE: (212)403-2000 GEOR GE A . KATZ cl965·1989l JAMES H. FOGELSON c i967-199Jl LEONARD M . ROSEN c l965-2014l OF COUNSEL WILLIAM T . ALLEN PETER C . CANELLOS DAVID M. EINHORN KEN N ETH B . FORREST THEODORE GEWERTZ MAURA R . GROSSMAN RIC H ARD D. KATCHER DAVIDS. NEILL BERNARD W . NUSSBAUM LAWRENCE B . PEOOWITZ ERIC S. ROBINSON PATRICIA A . ROBINSON" ERIC M. ROTH M I CHAEL W. SCHWARTZ DOUGLAS K. MAYER ELLIOTT V. STEIN ROBERT B. MAZUR WARREN R . S TE RN PHILIP MINDLIN PATRICIA A . VLAHAKIS ROBERT M . MORGENTHAU AMY R. WOLF ·ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL DAVID M. ADLERSTEIN AMANDA K . ALLEXON LOUIS J. BARASH DIANNA CHEN ANDR EW J.H . CHEUNG PAMELA EHREN KRANZ KATHRYN GETTLES-ATWA PAULA N. GORDO N NANCY B . GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. M cCAR THY SABASTIAN V . NILES AMANDA N. PERSAUD JEFFREY A . WATIKER June 2, 2015 Via Electronic Mail and Overnight Mail Dontzin Nagy & Fleissig LLP 980 Madison Avenue New York, New York 10075 Attention: Matthew S. Dontzin Dear Mr. Dontzin: JEANNEMARIE O"BRIEN WAYNE M . CARLIN STEPHEN R. DcPRIMA NICHOLAS G. D E MMO IGOR KIRMAN JONATHAN M . MOSES T. EIKO STANGE DAVID A. SCHWARTZ JOHN F . LYNCH WILLIAM SAVI TT ER I C M. ROSOF MARTIN J.E. AR MS GREGORY E. OSTLING DAVID B. ANDERS ANDREA K. WAHLQU I ST ADAM J . SHAP I RO N ELSON 0. FITTS JOSHUA M . HOLM E S DAVID E . SHAPIRO DA M IAN G . OIODEN ANTE VUCIC IAN BOCZKO MATTHEW M . GUEST DAVID E. KAHAN DAVID K . LAM B EN JAMIN M. ROTH JOSHUA A . FELTMAN ELAINE P . GOLIN EMIL A. KLEINHAUS KARESSA L. CAIN RONALD C . CHEN GORDON S . MOODIE DONGJU SONG BRADLEY R . WILSON GRAHAM W. MELI GREGORY E . PESSIN CARRIE M . REILLY MARK F . VEBLEN VICTOR GOLDFELD EDWARD J . LEE BRANDON C . PRICE KEVIN S . SCHWARTZ On behalf ofMCG Capital Corporation ("MCG"), this letter confirms receipt of your letter to MCG Capital Corporation, dated June 1, 2015, sent on behalf of Philip Falcone and Harbinger Capital Partners LLC ("Harbinger"). We hereby inform you that we disagree with your allegations that the presentation filed by MCG with the Securities and Exchange Commission (the "Commission") on June 1, 2015 contains "materially false and misleading representations with regard to Mr. Falcone and Harbinger." W/1608459

WACHTELL, LIPTON, ROSEN & KATZ On June 27, 2012, the Commission issued a press release titled "Philip A. Falcone and Harbinger Charged with Securities Fraud" stating that it had filed fraud charges against Mr. Falcone and Harbinger "for illicit conduct that included misappropriation of client assets, market manipulation and betraying clients." In complaints filed by the Commission against Mr. Falcone and Harbinger in the United States District Court for the Southern District ofNew York in 2012, the Commission alleged that Mr. Falcone and Harbinger engaged in fraudulent schemes that disadvantaged investors and alleged, among other things, the following: • Mr. Falcone and Harbinger "misappropriated $113.2 million in [a Harbinger fund] funds to pay state and federal taxes owed by Falcone" at a time when "Falcone and Harbinger had blocked other [fund] investors for over one year from withdrawing any of their funds" and "approximately 60 percent of [fund] investors had unfulfilled requests to redeem their interests"; • Mr. Falcone and Harbinger concealed this transaction from investors because they were "soliciting investments in new Harbinger funds" at the time and disclosure would have "impeded these new offerings"; • Mr. Falcone falsely informed an investor that "other key investors were aware of' this transaction; • Mr. Falcone and Harbinger "engaged in another scheme that disadvantaged investors" by making "side deals with some of their largest investors, providing those investors with preferential liquidity in return for an affirmative vote" with respect to a proposal to impose a more restrictive limit on investor redemptions from a Harbinger fund; • Mr. Falcone and Harbinger "concealed or failed to disclose material terms of [the voting] arrangements from the [fund] board of directors, and to the other non-favored investors; failed to honor Most Favored Nation ("MFN") provisions with certain investors; and made misrepresentations and omissions of material facts to investors concerning the side letters and MFNs"; • Mr. Falcone and Harbinger "provided incomplete and misleading disclosure" to investors by failing to disclose the intent to enter into the side letter arrangements to all fund investors, although the "[k ]now ledge of such quid pro quo arrangements was material"; and • Mr. Falcone and certain related entities "formed the intent to manipulate the market" in certain bonds issued by MAAX Holdings, Inc. "by buying up all of the available bonds and restricting their supply in the market, and then pressuring the holders of short positions" in such bonds "to buy the bonds at artificially inflated prices."

WACHTELL, LIPTON, ROSEN & KATZ

The Commission made claims in the complaints that, as a result of the alleged conduct outlined in the complaints, Mr. Falcone and Harbinger:

- "employed devices, schemes or artifices to defraud";
- "engaged in acts, practices, or courses of business which operated as a fraud or deceit upon other persons"; and
- "engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon the purchaser."

The Commission additionally made claims in the complaints that the facts set forth above variously constituted violations of Section 17(a) of the Securities Act of 1933, as amended, Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rules 10b-5(a), (b) and (c) under the Exchange Act, Sections 206(1), 206(2) and 206(4) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and Rule 206(4)-8 under the Advisers Act.

The final consent judgment entered with respect to the two Commission actions, as agreed to by Mr. Falcone, contains an admission by Mr. Falcone and Harbinger to the following facts:

- Mr. Falcone "improperly borrowed $113.2 million from [the fund], at an interest rate less than [the fund] was paying to borrow money, to pay his personal tax obligation, at a time when Falcone had barred other [fund] investors from making redemptions, and did not disclose the loan to investors for approximately five months";
- Mr. Falcone told an investor representative that the $113.2 million loan was collateralized by "all my holdings, essentially 14x" when the "pledged collateral for the loan was limited to Falcone's interest in [the fund], which was less than two times the principal amount of the loan";
- Mr. Falcone and Harbinger "granted favorable redemption and liquidity terms to certain large investors in [a Harbinger fund] who voted in favor of more restrictive redemption terms, and did not disclose certain of these arrangements to the fund's board of directors and the other fund investors";
- Mr. Falcone and Harbinger "failed to honor Most Favored Nation ("MFN") provisions with certain investors"; and
- Mr. Falcone "retaliated against" a financial services firm for shorting the MAAX bonds by causing a Harbinger fund to "purchase all of the remaining outstanding [bonds] in the open market," ultimately accumulating a position in excess of the total issue size, and transferring the Harbinger holdings of these bonds to a custodial account with the

WACHTELL, LIPTON, ROSEN & KATZ "principal purpose and effect" of"prevent[ing] the bonds from being lent out or used to cover short positions" and demanding that the financial services firm settle its outstanding short positions without disclosing that it would be "virtually impossible" for it to do so because of Harbinger's holdings. In connection with your letter and your other communications to MCG, we note that the consent signed by Mr. Falcone on August 16, 2013 contains an agreement by Mr. Falcone and the other defendants in the relevant actions not to make "any public statement denying, directly or indirectly, any allegation in the complaints or creating the impression that the complaints are without factual basis" and not to make "any public statement to the effect that [such defendants] do not admit the allegations of the complaints, or that [such consent] contains no admission of the allegations." We fail to see how Mr. Falcone's threatened litigation would be in compliance with such restrictions, and question whether the threats contained in Mr. Falcone's communications with MCG constitute violations of such restrictions in and of themselves. MCG believes that the facts set forth above speak for themselves with respect to the conduct in question and the characterization of such facts in the previously filed presentation, and that any litigation over these points would be wholly without merit. However, please be advised that MCG has filed a revised presentation with the Commission. MCG reserves all of its rights with respect to these matters. Very truly yours,